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                                  FORM N-18F-1


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
              UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED


                             HT INSIGHT FUNDS, INC.
                            ------------------------
                            Exact Name of Registrant

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                            NOTIFICATION OF ELECTION


     The undersigned registered open-end investment company (the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended (the "Rule"). It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                   SIGNATURE

     Pursuant to the requirement of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Company has caused this Notification of Election to be duly executed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 15th day of September, 1998.


                                                      HT INSIGHT FUNDS, INC.


                                                  By: /s/ George A. Rio
                                                      --------------------------
                                                      George A. Rio
                                                      President


Attest:  /s/ Karen Jacoppo-Wood
         ----------------------
         Karen Jacoppo-Wood
         Assistant Secretary